PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

NextRX, Inc.

8670 West Cheyenne Avenue, Suite 120

Las Vegas, NV 89129

www[dot]nextrx[dot]net

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

We believe that medical marijuana patients deserve a better experience and so we developed the RX-Pass system which provides patients with secure and convenient digital registration and one-scan check-in at subscribing dispensaries.

Patients earn RX-Points with a fixed value of 1 cent per point which they can use to pay for their medicines. They can also buy points to their account to make it easier to pay whether they pick-up or order delivery.

If it sounds simple that is because it is.

For more details about NextRX, our team, timeline and the RX-Pass system please visit at www[dot]nextrx[dot]net

NextRX is on a mission to fundamentally improve the patient experience for medical marijuana patients through the use of cutting edge technology in the form of the RX-System. We have developed our exclusive RX-Pass system to allow patients to register quickly and easily through our system where all patient information is stored securely offsite.

After registering, new patients are issued their own RX-Pass which they receive on their smartphone so that check-in is just a matter of a simple scan. The system automatically checks that all necessary documents are on file and valid. To prevent fraud staff compare the patient's picture in the system to the person. As we like to say to RX patients, *your face is your passport.*





RX-PASS

RX-PASS
Justin
Time
RX-420-0266-2039
Member Data Entered
Member Age Confirmed
Member Photo Taken
Member In Good Standing
Agreement Signed
Physician Identified
Physician License Verified
Med. Doc. Data Entered
Med. Doc. Valid Dates
Med. Doc. Scanned
Med. Doc. Verified
Verification Screenshot Done
Gov. ID Data Entered
Gov. ID Exp. Date
Gov. ID Scanned
Cancel
Check-In Now

The Rewarding Membership Network

Once completed, our system will include RX-Points where patients earns reward points for every dollar spent. Unlike other loyalty programs and reward systems currently in the industry, RX-Points have a specific value which never changes - namely one cent per point.

As a result patients will be able to use their RX-Points to pay for medicine at any subscribing dispensary and they will even be able to add RX-Points to their account to pay for meds online - whether they go to the dispensary or order for delivery (where allowed by law).

That’s what makes the RX-Pass into the industry’s first Rewarding Membership Network.



We are extremely excited about the advent of genuine equity crowdfunding (Reg CF) not just as a way to raise funding to turn our vision into reality but equally importantly as a way to develop a community of evangelists that are as excited by the potential of being the beneficiaries of the NextRX experience as they are about making a good investment.

NextRX, Inc. was incorporated in the State of Nevada on September 1, 2015. We are a Software-as-a-Service (SaaS) company that services the medical marijuana (MMJ) industry.

NextRX solves global problems plaguing the Medical Marijuana (MMJ) industry. Currently, the MMJ patient registration process is insecure, inconvenient, and unrewarding.

- The MMJ patient registration process is insecure because the patient records are locally stored with different dispensaries.
- The registration process is inconvenient because of the paper-based, time consuming registration process for MMJ patients.
- The MMJ patient registration process is unrewarding because the only loyalty programs are tied to individual dispensaries and are paid to the MMJ patient in product.

NextRX solves these problems with its RX-System. Next RX offers a paperless software solution that makes MMJ patient registration smooth, seamless and secure, and provides loyalty program rewards across multiple dispensaries.

How it works

An MMJ patient registers with NextRX at a participating dispensary by producing a California driver's license as proof of identity [how is identity, etc. verified?] and a valid MMJ Patient

Recommendation. The patient then signs the dispensary user agreement online at an RX-Pass kiosk. Once this process is complete, NextRX issues the patient an RX-Pass or RX-VeriPass, with a unique number identifying the patient. The Pass can be in the form of a sticker that can be placed on the Recommendation, a QR code that can be placed on a mobile phone, a physical wallet-sized card or the premium RX VeriPass, which includes a copy of the Recommendation as well as the RX-Pass number.

The patient can use the RX-Pass to register and check-in with participating dispensaries, reducing registration time and check-in time.

Participating dispensaries use NextRX's database to manage patient records, monitor inventory, keep track of patients' purchases and issue and redeem loyalty reward points. NextRX is the only provider of an industry-wide rewards system.

This system will have the appropriate security that will provide HIPPA compliant Data Management.

The Next-RX system is free to patients using the RX-Pass. We anticipate charging for the RX-VeriPass although we are currently offering this service free. We intend to generate revenues by charging the dispensaries a monthly fee.

Our advantages

Our advantages to patients are:
- Patient check-ins: Through our RX-Pass stored as an app on the patient's phone.
- Patient shopping: Easy access to our dispensary platform, which will include detailed menus and promotions from our subscribing dispensaries.
- Patient rewards: Patients' RX-Passes will allow them to accumulate rewards points that you can redeem at RX-Pass subscribing dispensaries.

Our advantages to patients:
- A patient management platform: Faster and easier patient registration, check-in and tracking.
- Loyalty rewards program: Dispensaries are able to manage their issuance and redemption of loyalty program awards.
- Inventory solutions: Our RX-Pass POS inventory management solution can be used for basic tasks like inventory control and sales reports, or for advanced analytical features such as peak hours, customer trends, and more.

Pricing

We currently offer two pricing plans to dispensaries:

- RX-Pass Essentials offers SaaS that includes paperless patient files, digital user agreements, accelerated first-time registration, accelerated return check-in and is compatible with point of sale software. This costs $149 a month.
- RX-Pass Essentials Plus offers all the elements of Essentials, plus the ability to issue and accept RX Points under a loyalty program. This costs $199 a month. Dispensaries also pay for the cost of our hardware.

Our business plan

Our current mobile functionality includes the ability to provide RX-Passes, RX-VeriPasses, Recommendations and a database of physicians and dispensaries. We intend to expand this to include patient-specific search options, promotions and product menus, and to use our network data to improve the patient experience.

We believe a key to success is to develop the NextRX brand. This will be built on the back of a large, satisfied patient network, so growing that network is key to our success.

We intend to expand into the recreational marijuana market, where patient management will not be a factor, but where loyalty programs will still be attractive.

Competition

Our competitors include MJFreeway, Greenbits, IndicaOnline, EAzeMD/HelloMD and WeedMaps. We believe that our patient focus separates us from our competition.

Due diligence

Due diligence by CrowdCheck, Inc.



REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

You will be able to find out annual reports on our website at www[dot]nextrx[dot]net/investors.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

THE TEAM

Here are the principal people on our team:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Ralf-Rainer von Albedyhll	Chief Executive Officer, Treasurer, and Director	58	9/1/2015	Ralf-Rainer works at NextRX on a full time basis.
Oliver Mandt-Rauch	President, Secretary, and Director	20	9/1/2015	Oliver is a undergraduate student at the University of California, San Diego and works at Next RX on a part time basis.

Ralf-Rainer von Albedyll

Ralf-Rainer von Albedyhll is our co-founder and CEO. From April 2007 through 2015 he was also the co-founder and CEO of Secure.CC Ltd. He is a serial entrepreneur with over 10 startups under his belt. Most of his companies were engaged in the watch industry (EuropaWatch.com,

TimeExpressions and iTime to name a few) while others engaged in software like Logistiques and eShox.

Ralf is a graduate of Duke University, where he studied history and political science before embarking on his entrepreneurial career.

Oliver Mandt-Rauch

Oliver Mandt-Rauch is our co-founder and President, a position he has held since September 2015. He is currently studying management science and business at University of California San Diego. While an undergraduate student he worked as a courier since July 2015 for Postmates and from June 2014 to July 2015 he worked for Chaya as an Accountant/Marketing Assistant.

Ralf-Rainer von Albedyhll and Oliver Mandt-Rauch are father and son.

Related party transactions

On August 6, 2015 the company entered into a Revolving Loan Agreement with Ralf-Rainer von Albedyhll for a revolving credit line of up to $150,000 with interest on the unpaid outstanding balance at the rate 5% per annum. Ralf-Rainer von Albedyhll also made a credit line with American Express Open for $50,000 available to the company.

Effective September 16, 2015 the company entered into a Intellectual Property Assignment to Corporation by Founder. The agreement was between NextRX, Inc. (Nevada) and NextRX, Inc. (California), a company controlled by the founders. The California company agrees to sell, assign, and transfer to the Nevada company all rights, title and interest in all intellectual property created or owned by the California company prior to the incorporation date of the Nevada company. In exchange for the intellectual property the Nevada company agrees to pay a total of $1,000,000 to the California company in payments determined proportionally to the amount of investment raised by the Nevada company:

- Once the Nevada company raises a total of $1,000,000 in investment capital it will pay the California company $100,000.
- Once the Nevada company raises a total of $2,000,000 in investment capital it will pay the California company $500,000 for an aggregate total of $600,000.
- Once the Nevada company raises a total of $3,000,000 in investment capital it will pay the California company $400,000 for an aggregate total of $1,000,000.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found at Exhibit B to Form C.

Results of operations, liquidity and capital resources

We are still a "development stage company" and have recognized no revenue to date. The company was initially capitalized by a $10,000 from founders.

The company had cash on hand in the amount of $2,412.20 at December 31, 2015, and in the amount of $52,009.01 at April 30, 2016. We also have access to credit under the Revolving Loan Agreement with our founder discussed above.

The company has not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we intend to "bootstrap" our operations.

Material indebtedness

The company currently owes $63,799 under the Revolving Loan Agreement.

Recent offerings of securities

At the time of our incorporation, we issued 1,000,000 shares of voting common stock to Rainer von Albedyhll (800,000) and Oliver Mandt-Rauch (200,000) in a nonpublic offering pursuant to Section 4(a)(2) under the Securities Act. We have not made any other issuance of securities.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the non-voting common stock merely reflects the opinion of the directors of NextRX as to what a fair value would be.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:
- **We serve the medical marijuana business – a business that is risky and subject to political uncertainty.** Though we do not sell cannabis, our company's purpose is to support the MMJ market. This means that what is bad for the cannabis industry is bad for us. The cannabis industry is a very new industry subject to many political and regulatory uncertainties, not least of which is the fact that it is illegal at the federal level. Regulatory authorities and legislative bodies will pass inconsistent and constantly changing laws and rules, including rules that make it difficult to sell MMJ. Any new rules that make it hard for

dispensaries would also affect us and could make our business model irrelevant. Additionally, the tax status of companies participating in the cannabis industry is uncertain, and companies are subject in some cases to punitive taxes that make it hard for them to operate. If they are not able to operate profitably, we will not succeed either.

o **States may decide to require exclusive patient management system providers for MMJ patients.** This would make present a barrier to entry for the RX-System.

o **This is a brand-new company.** We were formed in 2015, we have not yet delivered our services to the market or been able to recognize revenues. If you are investing in this company, it's because you think this is a good idea, that we can deliver on the technology that goes into the RX-Pass, that we can price it right and sell it to enough people and dispensaries that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen.

o **Does anyone want our service and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for NextRX's services. Customers (especially dispensaries) must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

o **We depend on a small, unpaid management team.** We depend on the skill and experience of Rainer von Albedyhll and Oliver Mandt-Rauch. Though our management team has a passion for NextRX and has equity interests in the company, neither Rainer von Albedyhll nor Oliver Mandt-Rauch are paid employees. Additionally, Oliver Mandt-Ruach is currently completing his undergraduate education at the University of California, San Diego. If we are not able to call upon one of these people for any reason, our operations and development could be harmed.

o **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

o **We are going to need more money.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

o **The rules under which we operate are complex and might change.** We do not currently believe that we need to be HIPAA compliant or compliant with regulations that protect individual's medical or MMJ related information. That may change, and we might be required to build in security procedures into our system or our suite of services will be limited by new regulations. We might lack the resources or ability to comply under new laws, and therefore unable to continue our business.

o **Our technology may be vulnerable .** It is possible that our technology may be vulnerable to unauthorized access, system failures and other security problems. People who circumvent security measures could wrongfully use our technology or cause damage to our operations. In addition, people who circumvent security measures could wrongfully access client information, which might be sensitive, potentially exposing us to fines and liability. It may be necessary for us to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

o **The securities being offered have not yet been created.** We are offering non-voting Class B Common Stock, which does not yet exist. If this offering succeeds, we will file the necessary paperwork to create these shares, which means there may be a delay in closing while we wait for the State of Nevada to approve the creation of the new shares.

o **Any valuation at this stage is pure speculation.** We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

o **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in the company are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ralf-Rainer von Albedyhll	80%	80%
Oliver	20%	20%

Mandt-Rauch		

The securities offered in this offering

The company currently has one class of securities voting common stock. Prior to closing the company will file an Amended and Restated Certificate of Incorporation to create a second class of securities, non-voting common stock and authorize sufficient shares for this offering. This offering is of non-voting common stock. The terms of our shares will be as follows:

Non-Voting Common Stock

Dividend Rights

Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our non-voting common stock are not entitled to vote on matters submitted to a vote of the stockholders except as required under law. [Generally, this means that the holders of non-voting common stock may vote if any proposed amendment to the powers, preferences or special rights of the non-voting common stock would affect the holders of the non-voting common adversely, but will not adversely affect the other series of common stock.]

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the voting common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting stock.

Rights and Preferences

 The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of preferred stock that we may designate in the future.

Voting Common Stock

Dividend Rights

Holders of our voting common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Voting Rights

Holders of our voting common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the voting common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of preferred stock that we may designate in the future.

What it means to be a minority holder

In NextRX, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder of non-voting stock, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, our repurchases of securities, a sale of NextRX or of our assets or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share

INVESTING PROCESS

See Exhibit C to this Offering Statement.

Updates

See the "progress" monitor on our campaign page.

USE OF PROCEEDS

We are seeking to raise $100,000 in this offering through Regulation Crowdfunding. The proceeds of this offering will be used to cover the operating expenses of NextRX and the cost of this Offering.

The identified uses of proceeds are subject to change at the sole discretion of management based on the business needs of the company. The following uses of proceeds are based on the company's current spending forecast and include (all numbers are approximate):

Use of Proceeds:
- Software Development - $50,000;
- Operations - $25,000;
- Sales and Marketing $25,000.

Cost of Offering:
- Accountants - $2,000
- Lawyers - $5,000
- Video Production - $5,000
- Advertising - $3,000
- Other - $2,000

VIDEO TRANSCRIPT

NextRX en 1499 Ever been frustrated 00:00.280 00:01.410

NextRX en 1500 by how difficult it is to register and check-in at a dispensary 00:01.410 00:04.260
NextRX en 1501 I would like to register and check-in 00:04.260 00:06.471
NextRX en 1502 Yes I'll need your id and recommendation please 00:06.471 00:08.751
NextRX en 1503 and I need for you to fill out this legal form 00:08.771 00:11.311
NextRX en 1504 initial here ... and here 00:11.605 00:13.412
NextRX en 1505 here ... here 00:15.472 00:16.762
NextRX en 1506 and signing here ... and here 00:17.352 00:20.942
NextRX en 1507 shouldn't I be able to register 00:21.018 00:22.378
NextRX en 1508 and check-in on on my cell phone? 00:22.378 00:24.182
NextRX en 1509 That's exactly what the NextRX system is all about 00:24.182 00:27.083
NextRX en 1510 A digital check-in system that works with all subscribing dispensaries 00:27.083 00:30.253
NextRX en 1511 You can check-in and be ready to purchase in 10 seconds 00:30.253 00:33.191
NextRX en 1512 at any dispensary that uses the RX-Pass system 00:33.191 00:36.191
NextRX en 1513 I have a feeling that this is the part of the video 00:36.191 00:37.611
NextRX en 1514 where you show me how this all magically works 00:37.611 00:39.975
NextRX en 1515 Let me show you how this all magically works 00:40.015 00:42.815
NextRX en 1516 With the NextRX System you give the dispensary 00:43.508 00:45.296
NextRX en 1517 your Recommendation and ID just once 00:45.296 00:48.296
NextRX en 1518 They scan them and input them into the NextRX system 00:48.296 00:51.309
NextRX en 1519 The dispensary can verify your ID and Recommendation 00:51.309 00:54.346
NextRX en 1520 through the NextRX system in just seconds 00:54.346 00:57.346

NextRX en 1521 and once you are in the system 00:57.346 00:59.120
NextRX en 1522 you simply sign the dispensary agreement 00:59.120 01:01.820
NextRX en 1523 and you're done 01:04.180 01:05.343
NextRX en 1524 your digital RX-Pass is sent to your smartphone 01:05.423 01:07.379
NextRX en 1525 and you can use it to check in at any RX-Pass kiosk 01:07.379 01:11.129
NextRX en 1526 so now I can check into any dispensary 01:11.189 01:12.819
NextRX en 1527 by just scanning my RX-Pass? 01:12.819 01:14.813
NextRX en 1528 Let's find out 01:14.813 01:16.313
NextRX en 1529 Here we are at another dispensary 01:19.258 01:21.018
NextRX en 1530 Just scan your RX-Pass 01:21.018 01:24.188
NextRX en 1531 and sign the dispensary's patient agreement 01:24.195 01:27.085
NextRX en 1532 and you're registered and checked-in 01:30.084 01:31.716
NextRX en 1533 at a new dispensary in under a minute 01:31.716 01:34.716
NextRX en 1534 more importantly 01:34.716 01:35.716
NextRX en 1535 your personal information is stored digitally offsite 01:35.716 01:38.432
NextRX en 1536 This feels like the part where you tell me there's more 01:38.432 01:41.151
NextRX en 1537 Guess what! There's more 01:41.151 01:42.925
NextRX en 1538 NextRX has a Patient Rewards Program 01:42.925 01:45.345
NextRX en 1539 All RX-Points that you earn for your purchase of medicine 01:45.443 01:47.360
NextRX en 1540 are worth one cent per point 01:47.360 01:49.820
NextRX en 1541 Period.   IT NEVER CHANGES !! 01:49.820 01:52.130
NextRX en 1542 So, no matter what dispensary I go to 01:55.809 01:58.039
NextRX en 1543 my RX-Points are valid and worth the same amount? 01:58.075 02:00.000
NextRX en 1544 Exactly 02:00.000 02:01.120
NextRX en 1545 and then you can buy more RX-Points to add to your account 02:01.120 02:04.011
NextRX en 1546 then you can pay for your medicine online 02:04.011 02:06.581
NextRX en 1547 Which can be delivered 02:07.792 02:09.392
NextRX en 1548 oh ... thank you 02:10.534 02:11.704
NextRX en 1549 or picked-up at your local dispensary 02:14.421 02:16.281
NextRX en 1550 so, instead of using cash all the time 02:20.179 02:22.329
NextRX en 1551 I can just pay for my medicine using RX-Points? 02:22.418 02:25.648
NextRX en 1552 Exactly 02:25.682 02:26.319
NextRX en 1553 How does NextRX make money from all this? 02:26.319 02:28.559
NextRX en 1554 We take a small transaction fee 02:28.579 02:30.380
NextRX en 1555 when dispensaries or patients buy their RX-Points online 02:30.380 02:33.560
NextRX en 1556 That's it? 02:34.057 02:34.837
NextRX en 1557 That's It! 02:34.877 02:36.157
NextRX en 1558 You look familiar 02:36.898 02:38.148
NextRX en 1559 Have we met before? 02:38.270 02:39.700
NextRX en 1560 No 02:39.781 02:40.461
NextRX en 1561 so, if you want a piece of the 02:46.462 02:47.792
NextRX en 1562 Rewarding Membership Network 02:47.792 02:49.133
NextRX en 1563 This is your chance 02:49.133 02:50.343